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                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                                 March 24, 2006

                               LIHIR GOLD LIMITED

                             Level 7, Pacific Place
                      Cnr Champion Parade & Musgrave Street
                         Port Moresby, Papua New Guinea
                     (Address of principal executive office)

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Pursuant to the requirements of the Securities Exchange Act of 1934, the
Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

LIHIR GOLD LIMITED


By: /s/ Mark Laurie
    ---------------------------------
Name Mark Laurie
Title: Company Secretary

Date: 24 March 2006

                                                                     APPENDIX 3Y
                                            CHANGE OF DIRECTOR'S INTEREST NOTICE

                                                                    Rule 3.19A.2

                                   APPENDIX 3Y

                      CHANGE OF DIRECTOR'S INTEREST NOTICE

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

NAME OF ENTITY   LIHIR GOLD LIMITED

ABN              ARBN 069 803 998

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

NAME OF DIRECTOR      ARTHUR HOOD

DATE OF LAST NOTICE   6 OCTOBER 2005

PART 1 - CHANGE OF DIRECTOR'S RELEVANT INTERESTS IN SECURITIES

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

DIRECT OR INDIRECT INTEREST                                 DIRECT

NATURE OF INDIRECT INTEREST (INCLUDING REGISTERED HOLDER)   ____________________
Note: Provide details of the circumstances giving rise
to the relevant interest.

DATE OF CHANGE                                              22 MARCH 2006

NO. OF SECURITIES HELD PRIOR TO CHANGE                      NIL

CLASS                                                       ORDINARY SHARES

NUMBER ACQUIRED                                             43,300

NUMBER DISPOSED                                             --

VALUE/CONSIDERATION                                         $100,023
Note: If consideration is non-cash, provide details
and estimated valuation

NO. OF SECURITIES HELD AFTER CHANGE                         43,300

NATURE OF CHANGE                                            ON-MARKET TRADE
Example: on-market trade, off-market trade, exercise of
options, issue of securities under dividend
reinvestment plan, participation in buy-back

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+    See chapter 19 for defined terms.


                                                              Appendix 3Y Page 1

APPENDIX 3Y
CHANGE OF DIRECTOR'S INTEREST NOTICE

PART 2 - CHANGE OF DIRECTOR'S INTERESTS IN CONTRACTS

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

DETAIL OF CONTRACT                                          ____________________

NATURE OF INTEREST                                          ____________________

NAME OF REGISTERED HOLDER
(IF ISSUED SECURITIES)                                      ____________________

DATE OF CHANGE                                              ____________________

NO. AND CLASS OF SECURITIES TO WHICH INTEREST RELATED
PRIOR TO CHANGE                                             ____________________
Note: Details are only required for a contract in
relation to which the interest has changed

INTEREST ACQUIRED                                           ____________________

INTEREST DISPOSED                                           ____________________

VALUE/CONSIDERATION                                         ____________________
Note: If consideration is non-cash, provide details and
an estimated valuation

INTEREST AFTER CHANGE                                       ____________________

----------
+    See chapter 19 for defined terms.


Appendix 3Y Page 2